FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2025 Earnings presentation

H1’25 Earnings Presentation 30 July 2025

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2025 Financial Report, published on 30 July 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Sustainability information This document may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

3 Important information • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries; • our exposure to operational losses; and • potential losses associated with cyberattacks, data breaches, data losses and other security incidents Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast. Not a securities offer This document and the information it contains, does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy. Sale of 49% stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and- payments-en.pdf). For further information, see the 'Significant events in the period’ and 'Alternative performance measures' sections of Banco Santander, S.A. (Santander) Q2 2025 Financial Report, published on 30 July 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

4 Index H1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

Well ahead on all our strengthened Investor Day 2025 targets

H1'25 vs. 2025 ID targets (incl. upgrades in Q4'24)

STRENGTH

CET1

13.0%

13% | operating range: 12-13%

SHAREHOLDER REMUNERATION

Payout

50%

Cash dividend + SBB 50% annually

At least €10bn

Total SBB 2025-26[1]

TNAVps + DPS

+16%

Double-digit growth average through-the-cycle

DISCIPLINED CAPITAL ALLOCATION

RWAs with RoRWA > CoE

88%

c.85%

PROFITABILITY

RoTE post-AT1

16.0%

c.16.5%

Note: our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) Share buyback target against 2025-26 results as well as to the expected excess capital. This share buyback target includes: i) the buybacks resulting from the application of our existing shareholder remuneration policy plus ii) additional buybacks to distribute excesses of our CET1 (including 50% of the capital released from the disposal of its 49% stake in Santander Bank Polska S.A). The execution of share buybacks is subject to future corporate and regulatory decisions and approvals. For more information, see notes 1 and 2 on slide 57.

5

Record H1 profit, with all global businesses contributing to our 2025 targets

Another record quarter resulting in double-digit H1 profit growth, with 8 million new customers YoY and high activity levels

Q2'25 att. profit	H1'25 att. profit
€3.4bn	€6.8bn
+7%	+13%

Strong operating performance and profitability on the back of ONE Transformation

Efficiency	RoTE post-AT1
41.5%	16.0%
-0.1pp	+0.9pp

Solid balance sheet with robust credit quality and organic capital build

CoR	CET1
1.14%	13.0%
-7bps	+0.5pp

Capital productivity and disciplined capital allocation driving profitability and **double-digit shareholder value creation**

TNAVps + Cash DPS
+16%
YoY

Note: YoY changes. In constant euros: Q2'25 attributable profit +13% and H1'25 attributable profit +18%.
CET1 ratio on phased-in basis, i.e. in accordance with the transitory treatment of the CRR. YoY comparison based on published Jun-24 ratio (calculated on a fully-loaded basis).
TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024 and €11.00 cent cash per share paid in May 2025, executed as part of our shareholder remuneration policy.

6

7 Excellent business and commercial dynamics Strong revenue performance supporting net operating income and profit growth • Solid NII and record fees • Strong net operating income growth • CoR and RoTE improvement YoY Note: H1’25 ‘attributable profit' and 'underlying attributable profit’ were the same, as the ‘net capital gains and provisions’ line was zero since it includes two events that fall outside the ordinary course of our business, with equal value but opposite signs. For more information, see slide 53. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. Group P&L Current Constant Current Constant € million H1'25 H1'24% % % % NII 22,716 23,457 -3 1 -1 4 Net fee income 6,684 6,477 3 9 0 6 Other income 1,610 1,116 44 48 4 6 Total revenue 31,010 31,050 -0 5 -1 4 Operating expenses -12,865 -12,913 -0 4 -1 3 Net operating income 18,145 18,137 0 5 -0 5 LLPs -6,178 -6,243 -1 6 -3 4 Other results -1,664 -2,386 -30 -28 -26 -24 Attributable profit 6,833 6,059 13 18 13 19 Group excl. ArgentinaGroup

Consistent execution of ONE Transformation is driving higher revenue and lower costs ...

Efficiency execution
2022-H1'25

FY'22	ONE Transformation	Global & Network businesses[1]	Global Tech capabilities & others	H1'25
45.8%	**-243bps**	**-104bps**	**-87bps**	**41.5%**
	• **Product simplification: 42%** fewer products vs. Jun-24 (-55% vs. Dec-22) • **66%** products / services **digitally available** (59% Jun-24; 56% Dec-23) • **US:** $270mn efficiencies captured in Consumer and Commercial since 2022	• **Wealth**: collaboration fees with CIB and Corporates reached **€2.1bn (+8% vs. H1'24)** • **Consumer**: expansion of OEM agreements • **Multi-Nationals**: +3% YoY revenue growth	• **Global approach** to technology: €90mn efficiencies in H1'25 (€542mn since Dec-22) – **Gravity** (back-end) efficiencies – **Process optimization** – **Global vendor** agreements – **IT&Ops shared-services**	

Reminder from Investor Day
Efficiency 2022-2025



45.8%
200-250bps
100-150bps
50-75bps
c. 42%
FY'22
2025 ID target

Note: H1'25 or latest available data.
(1) As defined at the 2023 Investor Day.

8

9 15.7 39.4% 3.7 +2% +0.2pp +14% 6.4 41.5% 1.0 +2% +0.9pp -1% 4.4 43.7% 1.5 +9% +0.4pp +15% 2.0 35.7% 0.9 +14% -1.5pp +24% 2.8 42.2% 0.3 +17% -4.6pp +47%* 31.0 41.5% 6.8 +5% -0.1pp +18% +2.7pp 17.2% +0.2pp 10.4% -1.5pp 20.8% 16.0% +0.9pp 67.3% -7.0pp 28.8% +8.7pp … supported by solid revenue growth across our 5 global businesses Note: YoY changes in constant euros. (*) Payments YoY variation excluding the PagoNxt write-downs in Q2’24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests). Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs. GROUP CONSUMER CIB WEALTH PAYMENTS RETAIL Revenue (€ bn) Contribution to Group revenue EfficiencyH1’25 Profit (€ bn) c.17% c.12% c.20% c.60% >30% c.16.5% RoTE post-AT1 PagoNxt EBITDA margin RoTE post-AT1 Profitability 2025 targets Profitability H1’25 50% 20% 14% 7% 9%

10 H1’25 FINANCIALS Note: data and YoY changes in constant euros. (1) Metrics cover all products and employees in the branch network in our 10 main countries. Retail: another quarter of strong YoY profit growth on the back of solid fee performance and better credit quality, as we become a digital bank with branches # of products1 (k) # of non-commercial FTEs1 per mn total customers Active customers (mn) KEY DRIVERSOperational leverage (€ mn, % vs. H1’24) CostsRevenue Deposits €643bn +3% CoR 0.89% -13bps Efficiency 39.4% +0.2pp Profit €3,687mn +14% RoTE post-AT1 17.2% +0.2pp Loans €599bn -1% 3,104 2,947 3,039 3,298 3,075 3,113 Q1'24 Q2 Q3 Q4 Q1'25 Q2 77.2 80.0 Jun-24 Jun-25 -42%+4%+2% +2% 7,625 7,831 7,841 8,108 7,807 7,903 Q1'24 Q2 Q3 Q4 Q1'25 Q2 • ONE Transformation is delivering solid results as reflected in fee growth (+8%), digital sales (+16%) and higher RoTE (17.2%) • Loan performance reflecting our focus on profitability. Generalized growth in deposits, supported by stronger transactionality as we improve customer engagement • Strong profit increase driven by revenue growth (both NII and fees), cost control and enhanced credit quality In real terms -1% -14% 605 517 Jun-24 Jun-25 7.8 4.5 Jun-24 Jun-25

Consumer: strong profit growth in the quarter and successful deposit gathering

H1'25 FINANCIALS

Loans	Deposits	CoR
€211bn	€130bn	2.09%
+2%	+10%	-8bps

Efficiency	Profit	RoTE post-AT1
41.5%	€1,042mn	10.4%
+0.9pp	-1% (+16% vs. Q1'25)	-1.5pp

- **We continue to enhance Openbank's value proposition** since its recent launch in the US, Mexico and Germany
- **Loans up**, driven by auto. **Strong deposit growth,** both in DCBE and DCB US, is helping us to lower funding costs
- **Profit +16% QoQ**, boosted by NII (+4%, margin management), fees (auto servicing in the US), with good underlying LLP trends in the US, model updates in Brazil and portfolio sales, while costs remained flat

Operational leverage
(€ bn)


Revenue
+2%
6.3
6.4
H1'24
H1'25
Costs
+3%
+1%
In real terms
2.6
2.7
H1'24
H1'25

Optimized funding structure


Loan-to-deposit ratio (%)
-12pp
168
156
Jun-24
Jun-25

KEY DRIVERS


Total customers (mn)
+4%
25.0
25.9
Jun-24
Jun-25
Retail deposit cost-to-serve (%)
-10%
0.99
0.89
H1'24
H1'25
Operating expenses / ANEAs (%)
-1%
2.48
2.44
H1'24
H1'25

Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting.

11

12Note: data and YoY changes in constant euros. H1’25 FINANCIALS KEY DRIVERS % customer related revenue Fee growth (€ bn) % Total revenue / RWAs CIB: improvement in profitability driven by 9% fee growth year-on-year • Solid execution of our strategy focused on fees and capital-light business, driving RoTE above 20%, while we maintain a leading position in efficiency • Strong activity YoY mainly driven by our growth initiatives in Global Markets. Good performance across our footprint. Corporate Finance continued to gain scale in the US • Profit up double-digits with solid performances across all business lines, driven by all-time high revenue, mainly fees (also record) Recurrency performance (€ mn, % vs. H1’24) CostsFees Loans €135bn -2% Deposits €125bn 0% CoR 0.09% -6bps Efficiency 43.7% +0.4pp Profit €1,534mn +15% RoTE post-AT1 20.8% +2.7pp 855 900 957 1,010 935 967 Q1'24 Q2 Q3 Q4 Q1'25 Q2 1.2 1.4 H1'24 H1'25 +9% 635 608 610 650 705 647 Q1'24 Q2 Q3 Q4 Q1'25 Q2 +9% +8% 81 79 H1'24 H1'25 In real terms +5% +1.1pp 6.9 8.0 H1'24 H1'25

Wealth: strong profit growth, with revenue increases across business lines and collaboration fees up close to double digits

H1'25 FINANCIALS

Net new money (PB)	Net sales (SAM)	Gross written premiums
€10.6bn	**€4.9bn**	**€5.6bn**
7% of volumes[1]	4% of volumes[1]	+6%

Efficiency	Profit	RoTE post-AT1
35.7%	**€948mn**	**67.3%**
-1.5pp	+24%	-7.0pp

- Increased focus on **value-added investment solutions and services**, improving recurrency while maintaining high profitability
- **Volumes reached new record levels**, on the back of solid commercial dynamics, both in PB (+8% customers) and SAM (+13% AuMs), and market performance
- **Strong profit growth** supported by solid revenue performance across businesses, reflecting our focus on fee generating activities

Revenue
(€ mn)



Private Banking
+2%
1,280
1,304
H1'24
H1'25
Santander Asset Management
+20%
240
289
H1'24
H1'25
Insurance
+25%
220
276
H1'24
H1'25

KEY DRIVERS



Assets under management[2] (€ bn)
+11%
461
514
Jun-24
Jun-25
Collaboration fees (€ bn)
+8%
2.0
2.1
H1'24
H1'25
Revenue including ceded fees[3] (€ bn)
+11%
2.9
3.2
H1'24
H1'25

Note: data and YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2024 customer assets and liabilities (CAL). Annualized YTD net sales as a % of SAM's 2024 AuMs. (2) Includes deposits and off-balance sheet assets. (3) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are recorded in Retail's P&L.

13

Payments: enhanced scale through global platforms driving strong profit and profitability

H1'25 FINANCIALS

Loans **€25bn** +18%	Getnet TPV **€113bn** +15%	Cards Spending **€166bn** +9%
Efficiency **42.2%** -4.6pp	Profit **€335mn** +47%*	PagoNxt EBITDA margin **28.8%** +8.7pp

- On track with our **key strategic priorities to capture scale through global platforms**, driving cost per transaction improvements
- **Increased activity** both in PagoNxt (Getnet's TPV +15%) and Cards (spending +9%)
- **Profit up strongly** driven by double-digit revenue growth (NII and fees), both in PagoNxt and Cards, and by costs, improving in real terms even after our investments in global platforms

Revenue
(€ mn)


PagoNxt
+19%
538
641
H1'24
H1'25
Cards
+17%
1,880
2,199
H1'24
H1'25

KEY DRIVERS


transactions[1]
(bn per month)
+11%
3.2
3.6
H1'24
H1'25
Cost per transaction
(€ cents, PagoNxt)
-21%
3.7
2.9
H1'24
H1'25
Payments volume[2]
(€ bn)
+11%
251
279
H1'24
H1'25

Note: data and YoY changes in constant euros.
(*) YoY variation excluding the PagoNxt write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests).
(1) Transactions include merchant payments, cards and electronic A2A payments.
(2) Payments volume includes PagoNxt Total Payments Volume (TPV) in Getnet and Cards spending.

14

15 15.1% 16.0% H1'24 H1'25 Note: TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024 and €11.00 cent cash per share paid in May 2025, executed as part of our shareholder remuneration policy. Improving profitability and value creation with EPS up 19% and TNAVps + Cash DPS increasing 16% Since 2021, including the full buyback we announce today, Santander will have returned €11.2bn to shareholders via share buybacks and repurchased around 15% of its outstanding shares RoTE post-AT1 EPS TNAVps + Cash DPS € per share Cash DPS: €21.00 cents€ cents 4.94 5.50 5.71 Jun-24 Jun-25 36.7 43.5 H1'24 H1'25 +0.9pp +19% +16%

16 Index H1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

17 +4% 2,852 3,207 3,250 3,265 3,402 3,431 Q1'24 Q2 Q3 Q4 Q1'25 Q2 +1% +7% Profit (€ mn) 2,710 3,069 3,209 3,226 3,357 3,476 Strong revenue performance supporting net operating income and profit growth Profit (Constant € mn) +13% Note: H1’25 ‘attributable profit' and 'underlying attributable profit’ were the same, as the ‘net capital gains and provisions’ line was zero since it includes two events that fall outside the ordinary course of our business, with equal value but opposite signs. For more information, see slide 53. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. Group P&L Current Constant Current Constant € million H1'25 H1'24% % % % NII 22,716 23,457 -3 1 -1 4 Net fee income 6,684 6,477 3 9 0 6 Other income 1,610 1,116 44 48 4 6 Total revenue 31,010 31,050 -0 5 -1 4 Operating expenses -12,865 -12,913 -0 4 -1 3 Net operating income 18,145 18,137 0 5 -0 5 LLPs -6,178 -6,243 -1 6 -3 4 Other results -1,664 -2,386 -30 -28 -26 -24 Attributable profit 6,833 6,059 13 18 13 19 Group excl. ArgentinaGroup

Revenue growth underpinned by customer activity across our businesses

TOTAL REVENUE

Constant € mn


+5%
14,629
15,010
14,976
15,891
15,322
15,688
Q1'24
Q2
Q3
Q4
Q1'25
Q2


+5%
29,639
+254
+103
+346
+247
+422
-0
31,010
+2%
+2%
+9%
+14%
+17%
H1'24
Retail
Consumer
CIB
Wealth
Payments
CC
H1'25
YoY growth

GROUP

- **>95% of total revenue is customer related**
- **Solid revenue increase YoY** with all businesses growing in a more challenging context, which reflects the benefits of our model
- **Revenue up 2% QoQ** with increases in most global businesses. Of note, strong growth in Consumer (+2%) and Payments (+8%)

DETAIL BY BUSINESS

- **Retail:** positive performance across most countries with strong fees
- **Consumer** up driven by NII, both in DCBE and DCB US, as a result of our focus on profitability and lower funding costs
- **CIB**: record revenue again in H1'25 on the back of a strong start to the year in Global Markets
- **Wealth** up double-digits, with all business lines growing on the back of record AuMs and market performance
- **Payments** boosted by double-digit growth in NII and fees, in both PagoNxt and Cards, driven by activity improvement

Note: data and YoY % changes in constant euros.

18

NII up both YoY and QoQ, with solid performances across most global businesses on the back of effective balance sheet management

NET INTEREST INCOME AND NIM



NIM
Quarterly
2.97%
2.89%
2.79%
2.92%
2.73%
2.78%
+4%
vs. H1'24
Excl. Argentina
+1%
+2%
QoQ
Excl. Argentina
+2%
NII
Constant € mn
11,425
10,991
11,106
11,894
11,219
11,497
Q1'24
Q2
Q3
Q4
Q1'25
Q2
NIM
Performance
2.93%
-1.13
+0.33
+0.76
-0.13
2.76%
H1'24
Asset yields
Asset volumes
Liability costs
Liability volumes
H1'25

NET INTEREST INCOME

- **>80% of Group NII** is from our Retail and Consumer businesses
- Excluding Argentina, **NII up 4% YoY** with most businesses growing:
  - **Retail** +3%, on the back of solid balance sheet management, particularly in Chile, the UK, Mexico and Poland
  - **Consumer** rose 4% with growth across our footprint supported by a general improvement in spreads and volumes
  - **CIB** +13% YoY, backed by higher activity in Global Markets
  - **Payments** +22%, driven by higher volumes across the board in Cards
- **NII +2% QoQ**, less affected by Argentina, **with generalized growth:**
  - **Retail** up, supported by strong growth in the Americas
  - **Consumer** (+4%) boosted by DCB Europe and LatAm
  - Strong growth in **CIB** and **Payments** driven by solid activity levels

MARGINS

- **NIM YoY trends** affected by distortions from Argentina (FX and interest rates). Excluding Argentina, NIM down 10bps YoY in a less favourable interest rate environment
- **NIM up 5bps QoQ** in line with our strategy to improve profitability and capital productivity

Note: NIM = NII / Average earning assets in current euros.
Data and YoY % changes in constant euros.

19

Record H1 net fee income driven by value added from our global businesses

NET FEE INCOME

Constant € mn



+9%
3,060
3,074
3,147
3,317
3,324
3,360
Q1'24
Q2
Q3
Q4
Q1'25
Q2



+9%
6,135
+168
-41
+110
+142
+187
-17
6,684
+8%
-6%
+9%
+20%
+15%
H1'24
Retail
Consumer
CIB
Wealth
Payments
CC
H1'25
YoY growth

DETAIL BY BUSINESS

- **Retail:**
  - **Strong growth** on the back a more targeted product offering and customer increase (+7mn)
  - Of note, Mexico, Argentina and the UK
- **Consumer:**
  - **Double-digit growth in DCB US (auto servicing fees)**. Net fee income affected by new insurance regulation in Germany and new lending trends in Europe
- **CIB:**
  - **Solid performance (+9%)** across business lines supported by our US BBO initiative
- **Wealth:**
  - **20% growth** driven mainly by PB and SAM, in line with our focus on fee businesses, with solid commercial activity and positive market performance
- **Payments:**
  - **Double-digit growth,** boosted by sound activity both in **PagoNxt** (Getnet TPV up 15% YoY) and **Cards** (spending +9% YoY)

Note: data and YoY % changes in constant euros.

20

21 8,350 8,882 8,682 9,185 8,923 9,222 Q1'24 Q2 Q3 Q4 Q1'25 Q2 6,278 6,128 6,294 6,706 6,399 6,466 CIB, WEALTH AND PAYMENTS ONE Transformation is driving 5% net operating income growth Efficiency 12M rolling Costs Net operating income Revenue 14,629 15,010 14,976 15,891 15,322 15,688 Retail Consumer Retail and Consumer represent 70% of the Group’s total costs CIB Wealth CIB, Wealth and Payments represent 30% of the Group’s total costs Efficiency Total revenue Constant € mn Recurrency (% fees / costs) Note: data and YoY % changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre. Costs in real terms are calculated in constant euros and excluding the impact from weighted average inflation. GROUP RETAIL AND CONSUMER Payments Costs Constant € mn Net fee income Constant € mn Costs Constant € mn Constant € mn Constant € mn Constant € mn +2% +2% +14% +6% +0% YoY in real terms -0% YoY in current euros 3,184 3,623 H1'24 H1'25 3,596 3,828 H1'24 H1'25 89.5% 94.6% 8,636 8,852 H1'24 H1'25 21,779 22,135 H1'24 H1'25 39.6% 40.0% 43.7% 42.8% 42.4% 41.8% 41.6% 41.8% +5% In real terms In real terms -1% +3%

Solid credit quality with improvement across most of our businesses

LLPs AND CREDIT QUALITY

CoR
12 month

LLPs
Constant € mn


1.20%
1.21%
1.18%
1.15%
1.14%
1.14%
+6%
2,893
2,930
2,931
3,084
3,105
3,073
Q1'24
Q2
Q3
Q4
Q1'25
Q2

OTHER CREDIT QUALITY METRICS

	Jun-24	Mar-25	Jun-25
NPL ratio	3.02%	2.99%	**2.91%**
Coverage ratio	66%	66%	**67%**
Stage 1	€1,008bn	€1,012bn	**€989bn**
Stage 2	€94bn	€87bn	**€85bn**
Stage 3	€35bn	€35bn	**€33bn**

CREDIT QUALITY

- **Credit quality improvement,** backed by low unemployment rates in most countries and easing monetary policies
- **CoR down 7bps YoY,** supported by most of our businesses
- **NPL ratio of 2.91%,** better YoY and QoQ, as we execute our NPL reduction strategy. NPL coverage and stages improved

DETAIL BY BUSINESS

- **In Retail, which represents c.45% of Group LLPs,** CoR improved both YoY and QoQ to 0.89%, with good performances across our main countries:
  - In Spain, CoR improved YoY with good underlying trends, in line with our active risk management to improve credit quality
  - The UK's CoR was stable YoY, at very low levels
  - Brazil stable in a context of higher interest rates and inflation
  - Mexico's CoR improved both YoY and QoQ
- **In Consumer, which represents c.35% of Group LLPs,** CoR was 2.09%, better YoY and QoQ, mainly driven by significant improvements in underlying trends in the US

Note: CoR - provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
Data in constant euros. CoR, NPL, Coverage ratio and Stages in current euros.

22

Strong organic capital generation, with profitable front-book growth at 22% RoTE

CET1 PERFORMANCE AND CAPITAL PRODUCTIVITY

CET1

%



12.9
+0.54
-0.29
+0.01
-0.06
-0.08
13.0
Mar-25
Att. Profit
Capital distribution
Net organic RWAs[1]
Regulatory & Models
Markets & others
Jun-25

MAXIMIZE CAPITAL PRODUCTIVITY

Jun-25 or estimates

Front book pricing RoRWA of new book	2.8%
Asset rotation and risk transfer activities RWAs mobilized vs. credit RWAs	20%
% RWAs with RoRWA > CoE	88%

Note: phased-in ratios are calculated in accordance with the transitory treatment of the CRR. Does not include any expected impacts from the recently announced inorganic transactions.
Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) Business RWA change net of risk transfer initiatives.

23

24 Value accretive capital redeployment is a top priority: our recent inorganic transactions are consistent with our strict capital hierarchy criteria Improved our SBB target: at least €10bn in share buybacks for 2025 and 2026 earnings1 Accelerate the €10bn SBB execution1 using 50% of the proceeds of Poland disposal to early 2026 Bolt-on TSB acquisition with RoIC above 20%4, EPS accretive from year one (c.4% in 2028) USE OF CAPITAL PROCEEDS FROM POLAND DISPOSAL AT 3X INITIAL INVESTMENT For more information, see notes on slide 57. 1 2 3 13-50bps c.-50bps 13 c.+100bps 2025 Standalone target Poland disposal Aprox. €3.2bn share buyback post Poland TSB acquisition 2025 Pro forma CET1 CET1%

25 Index H1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

Another record quarter that keeps us on track to meet our 2025 targets

Revenue and costs on track on the back of our consistent execution of ONE Transformation

Solid balance sheet, with robust credit quality and organic capital build

Higher profitability and **double-digit shareholder value creation** driven by capital productivity and disciplined capital allocation

	2025 targets	H1'25
Revenue	c.€62bn	€31.0bn ✓
Fees	Mid-high single digit growth	+9% in constant euros, YoY ✓
Cost base	Down vs. 2024 in euros	-0.4% in euros, YoY ✓
CoR	c.1.15%	1.14% ✓
CET1[1]	13% operating range: 12-13%	13.0% ✓
RoTE post-AT1	c.16.5%	16.0% +0.9pp ✓
TNAVps + Cash DPS	Double-digit growth through-the-cycle	+16% ✓

Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. TNAVps + Cash DPS includes the €10.00 cent cash dividend per share paid in November 2024 and €11.00 cent cash per share paid in May 2025, executed as part of our shareholder remuneration policy.
(1) CET1 ratio is phased-in, calculated in accordance with the transitory treatment of the CRR.

26

27 INVESTOR DAY 25 FEBRUARY 2026 LONDON

28 Index H1'25 Highlights Progress on our strategy 1 Group review 2 Final remarks 3 Appendix 4

29 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

ONE Transformation is driving double-digit growth in value creation

		2022	2023	2024	H1'25	2025 ID targets	New 2025 targets
Profitability	RoTE post-AT1 (%)	-	-	15.5	16.0	-	c.16.5% post-AT1 >17% pre-AT1
	RoTE pre-AT1 (%)	13.4	15.1	16.3	16.7	15-17%	
	Payout (Cash + SBB)[1] (%)	40	50	50	50	50	
	EPS growth (%)	23	21.5	17.9	18.5	Double-digit	
Customer centric	Total customers (mn)	160	165	173	176	c.200	
	Active customers (mn)[2]	99	100	103	105	c.125	
Simplification & automation	Efficiency ratio (%)	45.8	44.1	41.8	41.5	c.42	
Customer activity	Transactions volume per active customer (% growth)[3]	-	10	9	7	c.+8	
Capital	CET1 (%)[4]	12.0	12.3	12.8	13.0	>12	CET1: 13% Operating range: 12-13%
	RWA with RoRWA>CoE (%)	80	84	87	88	c.85	
Sustainability[5]	Green financed raised & facilitated (€bn)	94.5	115.3	139.4	157.2	120	
	Socially Responsible Investments (AuM) (€bn)	53	67.7	88.8	111.1	100	
	Financial inclusion (# People, mn)	-	1.8	4.3	5.3	5	
TNAVps+DPS (Growth YoY)		+6%	+15%	+14%	+16%	**Double-digit growth** average through-the-cycle	

(1) Our current ordinary shareholder remuneration policy is to distribute c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactional threshold in the past 90 days.
(3) Total transactions annual growth include merchant payments, cards and electronic A2A payments. Target c.+8% CAGR 2022-25.
(4) 2022-2024 ratios on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR. Jun-25 ratio on phased-in basis, calculated in accordance with the transitory treatment of the CRR.
(5) Green finance raised & facilitated (€bn): since 2019. Financial inclusion (# people, mn): since 2023. Targets were set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section of the Quarterly Financial Report.

30

31 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

32 Group P&L QoQ variations and excluding Argentina Note: underlying P&L. Fees NII 2,929 3,030 3,152 3,143 Costs LLPs Revenue 2,859 2,928 3,029 2,940 Q1'24 Q2 Q3 Q4 Q1'25 Q2 14,073 14,844 14,818 15,047 10,400 10,787 10,803 10,974 +2% Constant €mn 5,993 6,290 6,176 6,191 Group quarterly performance excluding Argentina -3% Q2’25 vs. Q1’25 +2% -0% +0% P&L Current Constant Current Constant € million % % % % NII -0 2 -1 2 Net fee income -2 1 -3 -0 Other income 4 7 5 8 Total revenue -0 2 -1 2 Operating expenses -2 1 -3 0 Net operating income 1 3 -0 2 LLPs -5 -1 -7 -3 Other results 38 40 34 36 Attributable profit 1 4 1 4 Group Group excl. Argentina

33 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

CET1 YTD performance


CET1
%
12.8
+1.08
-0.59
-0.20
-0.14
+0.07
13.0
Dec-24
Att. Profit
Capital distribution
Net organic RWAs[1]
Regulatory & Models
Markets & others
Jun-25

Note: Dec-24 ratio on a fully-loaded basis (as published in the Q4 2024 Financial Report), excluding the transitory treatment of IFRS 9 and the CRR. Jun-25 on a phased-in ratio is calculated in accordance with the transitory treatment of the CRR. Does not include any expected impacts from the inorganic transactions recently announced.

Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

(1) Business RWA change net of risk transfer initiatives.

34

35 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

36 Detail by global business

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€599bn	€643bn	€105bn
-1%	+3%	+18%

Efficiency	CoR	RoTE post-AT1
39.4%	0.89%	17.2%
+0.2pp	-13bps	+0.2pp

P&L

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	6,618	0.7	13,339	0.0	-4.7
Net fee income	1,187	0.5	2,397	7.6	0.3
Total revenue	**7,816**	**1.2**	**15,710**	**1.6**	**-3.5**
Operating expenses	-3,075	1.2	-6,188	2.3	-3.1
Net operating income	**4,740**	**1.2**	**9,522**	**1.2**	**-3.8**
LLPs	-1,399	0.9	-2,830	-0.1	-8.3
Attributable profit	**1,785**	**-4.5**	**3,687**	**13.5**	**9.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** continued to deliver solid results reflected in growth in **fees** (+8%) and **customer funds** (+5% YoY), the improvement in the **cost to serve** (-2% YoY) and higher **profitability**
- **Loans** slightly down YoY, mainly due to our focus on active risk management and balance sheet optimization. **Deposits** and **mutual funds** rose in most countries
- **Strong profit increase YoY (+14%),** driven by revenue performance across most of our footprint. By line:
  - **NII** rose 3% excluding Argentina, supported by Chile and the UK (good margin management), Mexico (volumes and cost of deposits) and Poland (volumes)
  - **Fees** up, mainly insurance, mutual funds and FX
  - **Costs** declined 1% in real terms, reflecting our transformation efforts
  - **LLPs** were flat, with solid performances in Poland and Mexico compensating a weaker performance mainly in Brazil, impacted by a more challenging macro environment
- **Profit** affected QoQ by higher CHF provisions in Poland. NOI up, from high levels in Q1'25, driven by NII

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

37

RETAIL SPAIN

Loans	Deposits	Mutual funds
€159bn	€224bn	€47bn
-2%	+4%	+14%

Yield on loans	Cost of deposits	Efficiency
3.69%	0.51%	32.0%
-41bps	-16bps	+0.7pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24
NII	1,448	-1.3	2,915	-1.0
Net fee income	269	-7.6	560	0.1
Total revenue	**1,766**	**-1.5**	**3,560**	**-1.0**
Operating expenses	-567	-0.7	-1,138	1.1
Net operating income	**1,200**	**-1.9**	**2,423**	**-2.0**
LLPs	-244	-16.3	-535	-6.2
Profit before tax	**837**	**3.3**	**1,647**	**24.8**

(*) € mn and % change.

- **Loans** reflect our focus on active risk management and balance sheet optimization and were affected by prepayments. **Deposits** up 4% YoY, mainly driven by demand deposits. **Mutual funds** rose double digits
- **Strong PBT growth YoY** supported by solid underlying LLP trends and our active risk management that improves credit quality and favoured by the temporary levy charged in full in Q1'24
- **PBT up 3% QoQ** on the back of better credit quality and cost reductions, which more than offset pressure on NII

RETAIL UK

Loans	Deposits	Mutual funds
€223bn	€206bn	€6bn
-2%	-1%	-2%

Yield on loans	Cost of deposits	Efficiency
4.13%	1.93%	54.1%
+27bps	-23bps	-4.0pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,174	-2.5	2,398	5.2	6.7
Net fee income	2	-54.1	7	—	—
Total revenue	**1,149**	**-1.9**	**2,339**	**3.7**	**5.2**
Operating expenses	-628	0.0	-1,266	-3.5	-2.1
Net operating income	**521**	**-4.0**	**1,072**	**13.7**	**15.3**
LLPs	-44	24.4	-80	298.6	304.4
Profit before tax	**330**	**-3.6**	**678**	**-12.9**	**-11.7**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- YoY performance in **loans and deposits** reflects our focus on balance sheet optimization
- **NOI +14% YoY** boosted both by NII (higher yields and lower cost of deposits), fees and lower costs. PBT affected by LLP normalization and charges related to our transformation
- **PBT affected QoQ** by the impact of lower interest rates on NII and the aforementioned LLP normalization, with flat costs

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

38

RETAIL MEXICO

Loans	Deposits	Mutual funds
€31bn	€35bn	€14bn
+5%	+2%	+25%

Yield on loans	Cost of deposits	Efficiency
12.85%	3.90%	44.0%
-93bps	-129bps	-0.1pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	735	0.1	1,491	8.4	-8.1
Net fee income	177	6.0	348	10.2	-6.5
Total revenue	**891**	**2.3**	**1,787**	**6.5**	**-9.6**
Operating expenses	-390	1.0	-787	6.3	-9.8
Net operating income	**501**	**3.4**	**1,000**	**6.7**	**-9.5**
LLPs	-150	14.7	-285	-19.2	-31.4
Profit before tax	**335**	**0.6**	**677**	**19.3**	**1.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** increased YoY across products, mainly mortgages. **Deposits** up in line with our strategy to become all our customers' primary bank
- **PBT +19% YoY** boosted by a solid performance in NII (higher activity and lower costs of deposits), fees (mutual funds) and LLPs (underlying credit quality and better macro)
- **PBT up 1% QoQ** with a strong NOI performance (+3%) on the back of solid fees (insurance) and cost discipline, which outweighed higher LLPs (single names in corporates)

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€53bn	€55bn	€20bn
-6%	+7%	+10%

Yield on loans	Cost of deposits	Efficiency
16.89%	8.63%	40.6%
+54bps	+145bps	+2.4pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,503	2.3	3,036	-0.7	-13.2
Net fee income	333	-3.1	692	-1.8	-14.2
Total revenue	**1,779**	**-1.1**	**3,657**	**-2.6**	**-14.9**
Operating expenses	-724	-0.6	-1,485	3.5	-9.6
Net operating income	**1,055**	**-1.4**	**2,172**	**-6.3**	**-18.2**
LLPs	-713	3.6	-1,431	8.9	-4.9
Profit before tax	**156**	**-29.6**	**389**	**-40.3**	**-47.9**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **Loans** down YoY (personal loans and corporates), reflecting our focus on active risk management and balance sheet optimization. **Deposits** rose YoY, due to time deposits. **Mutual funds** up double digits
- **PBT affected YoY** by impact of lower demand on revenue and macro deterioration on LLPs, with costs dropping in real terms
- **Strong NII QoQ** and lower cost, which is not reflected in PBT affected by lower GFT and the aforementioned LLP increase

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

39

Digital Consumer Bank

KEY DATA

New lending	Loans	Deposits
€41bn	€211bn	€130bn
-10%	+2%	+10%

Efficiency	CoR	RoTE post-AT1
41.5%	2.09%	10.4%
+0.9pp	-8bps	-1.5pp

P&L

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	2,747	3.6	5,504	4.6	2.6
Net fee income	341	3.3	681	-5.7	-8.2
Total revenue	**3,191**	**2.4**	**6,425**	**1.6**	**-0.4**
Operating expenses	-1,308	-0.1	-2,664	3.1	1.8
Net operating income	**1,883**	**4.3**	**3,761**	**0.6**	**-1.9**
LLPs	-956	-10.4	-2,075	-2.6	-5.4
Attributable profit	**551**	**16.5**	**1,042**	**-0.8**	**-2.5**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Progressing in our priority to become **the preferred choice of our partners and end customers,** while being the most cost competitive player
- **Loans rose 2%**, driven by auto lending in Europe and LatAm, in a European market that is picking up after a weak start to the year
- **Deposits up 10%** across our footprint, in line with our deposit gathering strategy, supported by Openbank, and our focus on lowering funding costs and reducing NII volatility across the cycle
- Profit affected by the impact of lower fiscal benefits following reduced electric vehicle demand. **PBT up 11% YoY**, by line:
  - **NII** rose across our footprint, mainly in Europe and LatAm, due to margin management and volumes, and the CrediScotia acquisition in Peru
  - **Fees** fell as strong growth in US (auto servicing) didn't offset the impact from insurance regulation in Germany and auto registrations in Europe
  - **Costs** up 1% in real terms, supported by savings from our efficiency and transformation efforts, as we continued to invest in our platforms, Openbank and integrated CrediScotia in Peru
  - **LLPs** improved, driven by an excellent performance in auto in the US
- **Strong profit increase QoQ,** boosted by NII (margin management), fees and lower LLPs, driven by good underlying trends in the US, portfolio sales in DCBE and DCB US and model updates in Brazil, with flat costs

Note: Jun-25 data and YoY changes (new lending, loans and deposits in constant euros).

40

DCB Europe

Loans	Deposits	Mutual funds
€142bn	€84bn	€5bn
+3%	+10%	+15%

Yield on loans	Cost of deposits	Efficiency
5.79%	2.03%	46.9%
+8bps	-25bps	+0.7pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,155	4.1	2,266	3.7	3.6
Net fee income	185	-1.3	372	-17.4	-17.4
Total revenue	**1,424**	**1.8**	**2,827**	**-0.9**	**-0.9**
Operating expenses	-660	-0.8	-1,326	0.6	0.5
Net operating income	**765**	**4.2**	**1,500**	**-2.2**	**-2.2**
LLPs	-284	-15.2	-619	5.9	6.0
Profit before tax	**371**	**4.2**	**727**	**-3.7**	**-3.9**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** rose YoY, driven by auto. Double-digit **deposit** growth (mainly demand deposits), in line with our strategy to increase retail funding
- **Strong NII performance YoY** (margin management and volumes) was offset by lower fees (regulation in Germany and lower activity) and higher LLPs (macro and corporates in Germany), resulting in PBT drop
- **PBT improved QoQ**, on the back of higher NII, lower costs and reductions in LLPs driven by portfolio sales in line with our focus on active risk management and balance sheet optimization

DCB US

Loans	Deposits	Mutual funds
€48bn	€46bn	€4bn
-7%	+11%	+18%

Yield on loans	Cost of deposits	Efficiency
12.00%	2.15%	41.6%
+54bps	+8bps	+0.5pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,129	-0.3	2,350	2.2	1.2
Net fee income	90	14.4	175	34.1	32.8
Total revenue	**1,270**	**0.5**	**2,631**	**0.1**	**-0.9**
Operating expenses	-520	-2.1	-1,094	1.2	0.2
Net operating income	**749**	**2.4**	**1,537**	**-0.7**	**-1.7**
LLPs	-466	-4.0	-990	-12.9	-13.8
Profit before tax	**265**	**20.4**	**501**	**42.3**	**40.9**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loan** performance YoY reflects our focus on capital-light business and profitability. **Deposits** up as our branch-based deposits were supported by strong growth in Openbank
- **PBT up 42% YoY,** driven by NII (auto yields and funding optimization), fees (auto servicing) and LLPs (resilient customer behaviour, improved used car prices and stable labour market), with costs under control
- **Strong PBT growth QoQ,** mainly due to higher fees, lower costs (transformation related savings) and better LLPs

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

41

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€135bn	€125bn
-2%	0%

Efficiency	CoR	RoTE post-AT1
43.7%	0.09%	20.8%
+0.4pp	-6bps	+2.7pp

P&L

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24¹
NII	1,013	10.0	1,966	3.7	-2.4
Net fee income	637	-8.2	1,353	8.8	5.7
Total revenue	**2,134**	**-0.8**	**4,354**	**8.6**	**4.2**
Operating expenses	-950	3.4	-1,903	8.4	5.1
Net operating income	**1,183**	**-4.0**	**2,452**	**8.8**	**3.6**
LLPs	-72	468.4	-85	-5.2	-8.1
Attributable profit	**728**	**-7.0**	**1,534**	**14.7**	**9.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- Good progress in our strategy **focused on fees and capital-light business** through our **GM and US BBO initiatives**, supporting an enhanced value proposition and **higher profitability** while we maintain a **leading position in efficiency**
- **Good activity levels in H1,** on the back of a strong start to the year:
  - **Global Transaction Banking (GTB):** driven by Trade & Working Capital Solutions, boosted by new initiatives and our expansion into new segments and clients
  - **Global Banking (GB),** backed by strong growth in Corporate Finance, compensating weaker industry trends in Debt and Structured Finance
  - **Global Markets (GM):** record activity in H1, on the back of a strong Q1, which benefitted from higher volatility
- **Loans** YoY affected by lower credit activity in GTB, mainly in South America. **Deposits** flat as growth in Cash Management was offset by drop in GM
- **Profit grew double digits YoY**, mainly driven by a solid NII performance (+13% excl. Argentina), fees (+9%) across business lines and gains on financial transactions in GM after a strong start to the year
- **Compared to Q1'25, which was extraordinarily high,** profit dropped in an environment of geopolitical uncertainty. Revenue affected by seasonality in GM and by lower activity in GB, and higher provisions

Note: Jun-25 data and YoY changes (loans, deposits in constant euros).

42

Wealth Management & Insurance

KEY DATA

AuMs **€514bn** +11%	Net new money (PB) **€10.6bn** 7% of volumes[1]	Net sales (SAM) **€4.9bn** 4% of volumes[1]
GWPs **€5.6bn** +6%	Efficiency **35.7%** -1.5pp	RoTE post-AT1 **67.3%** -7.0pp

P&L

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	354	-3.4	729	-15.8	-17.1
Net fee income	423	3.6	842	20.2	16.8
Total revenue	**1,012**	**1.7**	**2,032**	**13.8**	**10.6**
Operating expenses	-354	-2.1	-726	9.0	6.1
Net operating income	**659**	**3.8**	**1,306**	**16.7**	**13.2**
LLPs	-13	74.1	-21	23.3	21.5
Attributable profit	**477**	**3.3**	**948**	**23.5**	**19.3**
Contribution to profit	**895**	**0.8**	**1,783**	**14.9**	**15.0**

(*) € mn and % change in constant euros.

(1) % change in current euros.

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager** in Europe and the Americas, leveraging our leading global private banking platform and our best-in-class funds and insurance product factories
- **AuMs** reached **a new record** of **€514bn** (+11% YoY), backed by solid commercial activity, both in PB and SAM, and a positive market performance. **GWPs** rose 6% YoY, with a strong performance in life savings business
- **Profit increased double digits YoY,** supported by solid **revenue performance** across businesses (fees and revenue from Insurance JVs and from Portfolio Investments), reflecting our focus on **fee generating activities**
- Double-digit growth in **total fee contribution[2]** and **total contribution to Group profit[2]** (+11% and +15% YoY, respectively)
- **Efficiency** improved 1.5pp to 35.7% and **RoTE** was 67%
- **Profit rose 3% QoQ** driven by solid revenue growth, backed by higher volumes, net fee income across businesses and the good performance of our Portfolio Investments vertical, and a 2% improvement in costs

Note: Jun-25 data (AuMs); YTD data (net new money, net sales and GWPs). YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2024 customer assets and liabilities (CAL). Annualized YTD net sales as a % of SAM's 2024 AuMs.
(2) Includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network.

43

Payments

PagoNxt

Getnet TPV
€113bn
+15%

Getnet number of transactions
+7%

Underlying P&L*	Q2'25	% Q1'25	H1'25	H1'24	% H1'24	% H1'24[1]
NII	42	14.5	80	62	45.1	29.4
Net fee income	265	11.0	510	456	21.7	11.7
Total revenue	**325**	**4.9**	**641**	**583**	**19.2**	**9.9**
Operating expenses	-290	2.8	-576	-601	0.1	-4.2
LLPs	-5	-15.3	-11	-9	25.8	16.4
Attributable profit	**11**	**223.8**	**16**	**-304[2]**	**—**	**—**

(*) € mn and % change in constant euros.

(1) % change in current euros.

(2) H1'24 PagoNxt profit including the write-downs in Q2'24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn net of tax and minority interests).

EBITDA margin

+8.7pp



20.1%
28.8%
H1'24
H1'25

- **TPV up 15% and the number of transactions +7% YoY** in Getnet, mainly driven by Mexico, Chile and Europe
- **Solid revenue growth YoY (+19%)** boosted by a generalized increase in business activity, with lower costs in Getnet offsetting investments in our global platforms. As a result, **EBITDA margin rose to 28.8%**
- **Positive profit** for third consecutive quarter

Cards

Spending
€166bn
+9%

Average balance
€23bn
+17%

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	683	9.1	1,330	20.4	7.3
Net fee income	469	7.5	918	11.7	3.4
Total revenue	**1,132**	**9.4**	**2,199**	**16.9**	**6.0**
Operating expenses	-302	-4.0	-624	3.9	-3.0
Net operating income	**830**	**15.3**	**1,575**	**23.1**	**10.0**
LLPs	-474	1.1	-960	29.1	13.8
Attributable profit	**198**	**67.8**	**319**	**6.2**	**-3.3**

(*) € mn and % change in constant euros.

(1) % change in current euros.

- **106 million cards** managed across the Group, with **solid customer activity** (spending +9% and average balance +17%)
- **Profit up 6% YoY, with NOI +23%,** boosted by double-digit revenue growth (credit card activity) and cost control, with higher LLPs due to generalized volume growth, and models in Brazil and Mexico
- **Strong profit growth QoQ,** supported by NII and fees at record levels, and lower costs in most of our countries

Note: Jun-25 data and YoY changes in constant euros.

44

45 Corporate Centre • NII affected by lower interest rates • Losses on financial transactions improved, due to a lower impact from foreign currency hedges • Costs impacted by higher IT expenses • LLPs increased in line with our strategy to accelerate NPL ratio reductions, which is improving the Group's credit quality • The sum of the rest of the lines improved year-on-year; mainly due to lower tax pressure • As a result, higher attributable loss YoY HIGHLIGHTSP&L Underlying P&L* H1'25 H1'24 NII -232 -100 Gains / losses on financial transactions -143 -284 Operating expenses -184 -174 LLPs and other provisions -272 -82 Tax and minority interests 93 -3 Attributable profit -713 -609 (*) € mn.

46 Detail by country

SPAIN

Loans	Deposits	Mutual funds
€232bn	€306bn	€99bn
-1%	+3%	+15%

Efficiency	CoR	RoTE post-AT1
34.0%	0.47%	25.3%
-0.0pp	-9bps	+5.7pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24
NII	1,806	1.5	3,585	-1.9
Net fee income	735	-4.1	1,503	1.3
Total revenue	**3,036**	**-3.0**	**6,167**	**1.7**
Operating expenses	-1,051	0.2	-2,099	1.7
Net operating income	**1,986**	**-4.6**	**4,067**	**1.7**
LLPs	-295	-2.6	-599	-9.0
Attributable profit	**1,111**	**-3.1**	**2,258**	**28.6**

(*) € mn and % change.

- **Loans** reflect our focus on active risk management and balance sheet optimization and prepayments. **Deposit** growth driven by demand deposits. **Mutual funds** up double digits
- **Profit rose double digits YoY** driven by revenue, solid underlying LLP trends and our active risk management that improves credit quality, with lower NII (interest rates) and costs growing below inflation
- **Strong positive performance in NII and LLPs QoQ**. Profit affected by A2A transfer regulatory change impact on fees and lower GFT (CIB seasonality)

UK

Loans	Deposits	Mutual funds
€229bn	€216bn	€8bn
-2%	-2%	0%

Efficiency	CoR	RoTE post-AT1
54.0%	0.05%	8.9%
-3.7pp	-4bps	-1.4pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,244	-2.6	2,543	5.2	6.8
Net fee income	84	3.8	166	15.1	16.8
Total revenue	**1,302**	**-1.3**	**2,642**	**3.5**	**5.0**
Operating expenses	-707	-0.2	-1,427	-3.1	-1.7
Net operating income	**594**	**-2.7**	**1,215**	**12.4**	**14.1**
LLPs	-60	16.3	-113	81.0	83.6
Attributable profit	**276**	**-1.6**	**560**	**-12.3**	**-11.1**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- YoY **loan** performance reflects our focus on balance sheet optimization. **Deposits** dropped slightly in a context of lower interest rates
- **Net operating income +12% YoY,** on the back of strong NII (margin management) and fees with lower costs (transformation), not reflected in profit due to LLP normalization and restructuring charges
- **Profit QoQ affected** by the impact of lower interest rates on NII and the aforementioned LLP normalization, with flat costs

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

47

PORTUGAL

Loans	Deposits	Mutual funds
€40bn	€40bn	€5bn
+5%	+5%	+16%

Efficiency	CoR	RoTE post-AT1
27.1%	0.00%	31.1%
+3.7pp	-12bps	+2.6pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24
NII	336	-3.3	684	-18.9
Net fee income	129	2.7	255	5.0
Total revenue	**489**	**-2.7**	**992**	**-13.1**
Operating expenses	-134	-1.6	-269	0.7
Net operating income	**356**	**-3.1**	**723**	**-17.3**
LLPs	-5	—	9	—
Attributable profit	**247**	**-11.3**	**525**	**-6.7**

(*) € mn and % change.

- **Loans up** with solid new business performance. Increases in **deposits,** mainly in demand. **Mutual funds** grew double digits
- **Profit YoY affected** by the impact of lower interest rates on NII, with solid fee growth (insurance), cost control and LLP releases. **Outstanding RoTE of 31%**
- **In the quarter**, profit down affected by declining NII, resolution fund contribution in April 2025 and higher LLPs

POLAND

Loans	Deposits	Mutual funds
€40bn	€52bn	€7bn
+6%	+10%	+21%

Efficiency	CoR	RoTE post-AT1
27.8%	0.86%	22.5%
+0.5pp	-95bps	+3.8pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	736	0.2	1,480	4.8	7.0
Net fee income	184	-1.6	373	7.9	10.1
Total revenue	**959**	**10.0**	**1,842**	**5.5**	**7.6**
Operating expenses	-256	1.5	-512	7.6	9.7
Net operating income	**703**	**13.5**	**1,330**	**4.7**	**6.8**
LLPs	-43	-44.1	-120	-60.3	-59.5
Attributable profit	**219**	**-6.4**	**457**	**15.8**	**18.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customer** growth is driving a strong increase in **loans,** mainly in Retail and CIB. **Deposits** up and outstanding growth in **mutual funds**
- **Profit increased 16% YoY,** driven by an excellent NII performance (volumes and ALCO), fees (FX and securities) and improved LLPs, which more than offset higher costs (competitive labour market)
- **NOI +14% QoQ** driven by good NII performance (volumes) in a lower interest rate context and GFT (CIB). Higher CHF charges, resulting in lower profit

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

48

US

Loans	Deposits	Mutual funds
€106bn	€83bn	€14bn
-1%	+3%	+16%

Efficiency	CoR	RoTE post-AT1
49.5%	1.69%	11.0%
-1.0pp	-37bps	+2.3pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,450	4.1	2,949	5.5	4.4
Net fee income	323	-1.7	678	27.1	25.8
Total revenue	**1,913**	**2.3**	**3,927**	**5.2**	**4.2**
Operating expenses	-937	0.3	-1,944	3.2	2.2
Net operating income	**976**	**4.4**	**1,983**	**7.3**	**6.2**
LLPs	-493	-0.6	-1,028	-11.3	-12.2
Attributable profit	**422**	**8.8**	**839**	**27.5**	**26.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans slightly down** reflecting our focus on profitability and capital-light business. **Deposits** grew, driven by good performance in Consumer
- **Profit +28% YoY**, driven by revenue growth (both NII and fees) and better LLPs in Consumer (resilient customer behaviour, improved used car prices and stable labour market)
- **Profit up 9% QoQ,** supported by NII growth (margin management), lower LLPs (auto) with flat costs

MEXICO

Loans	Deposits	Mutual funds
€44bn	€41bn	€21bn
+6%	+4%	+22%

Efficiency	CoR	RoTE post-AT1
41.4%	2.53%	21.0%
-0.0pp	-17bps	+2.3pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	1,109	1.1	2,238	8.9	-7.6
Net fee income	339	-0.2	689	10.8	-6.0
Total revenue	**1,504**	**2.8**	**3,010**	**9.4**	**-7.2**
Operating expenses	-617	1.2	-1,245	9.3	-7.3
Net operating income	**887**	**4.0**	**1,765**	**9.4**	**-7.2**
LLPs	-302	2.3	-607	-0.8	-15.9
Attributable profit	**400**	**4.5**	**794**	**11.5**	**-5.4**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- New digital features, enhanced and value-added offerings as well as commercial alliances continue to drive **loan** and **deposit** growth
- **Profit +11% YoY,** boosted by a solid NII performance (activity and lower cost of deposits), fees (mutual funds) and LLPs (better credit quality), which more than offset our investments in transformation
- **Profit up 5% QoQ,** driven by revenue (NII and GFT) and cost control, which more than offset LLPs (single names in corporates and models)

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros). US RoTE post-AT1 adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%, is 14.9%.

49

BRAZIL

Loans	Deposits	Mutual funds
€89bn	€79bn	€51bn
-2%	-0%	+10%

Efficiency	CoR	RoTE post-AT1
32.7%	4.71%	14.2%
+0.2pp	-6bps	-0.9pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	2,338	1.6	4,740	3.7	-9.5
Net fee income	757	-0.3	1,549	2.3	-10.7
Total revenue	**3,085**	**0.0**	**6,309**	**3.4**	**-9.7**
Operating expenses	-1,002	-1.1	-2,061	4.2	-9.0
Net operating income	**2,083**	**0.5**	**4,248**	**3.1**	**-10.0**
LLPs	-1,124	0.6	-2,290	12.9	-1.4
Attributable profit	**487**	**-0.1**	**996**	**0.0**	**-12.7**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Loans** down YoY (personal loans and corporates), reflecting our focus on active risk management and balance sheet optimization. **Deposits** were flat, as we optimize our funding mix, focusing on Retail
- **Profit flat YoY,** with higher revenue (both NII and fees), controlled costs (-1% in real terms) and higher LLPs (macro)
- **Profit flat QoQ,** with solid performance in NII (better customer margin) and costs (seasonality and footprint optimization)

CHILE

Loans	Deposits	Mutual funds
€39bn	€27bn	€12bn
+1%	+2%	+20%

Efficiency	CoR	RoTE post-AT1
34.3%	1.31%	19.5%
-4.9pp	+34bps	+6.5pp

Underlying P&L*	Q2'25	% Q1'25	H1'25	% H1'24	% H1'24[1]
NII	490	1.3	1,002	24.8	21.7
Net fee income	145	1.7	297	14.7	11.8
Total revenue	**688**	**0.9**	**1,410**	**21.9**	**18.8**
Operating expenses	-235	0.0	-484	6.7	4.0
Net operating income	**453**	**1.4**	**926**	**31.7**	**28.4**
LLPs	-138	-6.0	-294	19.8	16.8
Attributable profit	**184**	**5.5**	**369**	**49.8**	**46.0**

(*) € mn and % change in constant euros.
(1) % change in current euros.

- **Customers** up 11% YoY, driving **loans and deposits** increase across most global businesses. **Mutual funds** grew double digits
- **Strong profit growth YoY,** boosted by both NII (UF and lower cost of deposits) and fees (payments and mutual funds), which amply offset higher costs (Gravity roll-out) and LLP normalization
- **Profit up QoQ,** on the back of positive performance across main P&L lines

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in constant euros).

50

ARGENTINA

Loans	Deposits	Mutual funds
€9bn	€11bn	€6bn
+67%	+107%	+101%

Efficiency	CoR	RoTE post-AT1
43.5%	5.09%	21.8%
+2.9pp	+29bps	-16.9pp

Underlying P&L*	Q2'25	Q1'25	% Q1'25	H1'25	H1'24	% H1'24
NII	523	416	25.7	939	1,423	-34.0
Net fee income	217	172	25.9	390	204	90.9
Total revenue	**641**	**504**	**27.1**	**1,145**	**1,020**	**12.2**
Operating expenses	-275	-223	23.3	-498	-414	20.2
Net operating income	**366**	**281**	**30.2**	**647**	**606**	**6.8**
LLPs	-133	-76	76.1	-209	-66	218.6
Attributable profit	**134**	**129**	**3.9**	**262**	**265.9**	**-1.4**

(*) € mn and % change in current euros.

- In an environment with higher activity, **customers up** 8% YoY, resulting in **strong volume growth** across most businesses and products
- **Net operating income +7% YoY,** driven by fees (mainly transactional) and lower hyperinflation adjustment, with NII affected by lower interest rates. Profit impacted by higher LLPs (volumes and CoR normalization)
- **Profit grew QoQ,** backed by double-digit increases across most revenue lines

ARGENTINE PESO

- In Q2 2024, given a **significant divergence between the official exchange rate and inflation,** we decided to start using an alternative exchange rate
  - This exchange rate was modelled by our Economic Research Team primarily **taking into account the inflation differential of Argentina with respect to the US**
- Given the improved macroeconomic outlook in the country, from Q4 2024 we took the Dollar *Contado con Liquidación* (CCL)[1] rate as a reference for this alternative exchange rate:
  - At the end of the year, the value of this exchange rate **did not significantly differ from other market rates** or the official exchange rate
- As a result, in **Q3 2024** we used an FX rate of 1,618 ARS/EUR while in **Q4 2024** we used 1,232 ARS/EUR, resulting in a higher quarter than previous ones
  - To give an idea of the sensitivity to the FX rate, **applying September 2024 rate of 1,618 ARS/EUR,** 2024 NII would have been negatively impacted by c.€700mn, c.40% of which would have been offset in other income, while costs would have been c.€250mn lower.
- **From Q2 2025**, we once again apply the official exchange rate given that the value of the dollar CCL exchange rate does not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina
  - **In Q2 2025 we are using 1,401 ARS/EUR** (FX corresponding the official exchange rate)

Note: Jun-25 data and YoY changes (loans, deposits and mutual funds in current euros).
(1) The exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).

51

52 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

Reconciliation of underlying results to statutory results

EUR mn

	January-June 2025				January-June 2024			
	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest income	21,211	1,505	—	22,716	22,056	1,401	—	23,457
Net fee income	6,342	342	—	6,684	6,162	315	—	6,477
Gains (losses) on financial transactions [1]	1,032	37	—	1,069	931	26	—	957
Other operating income	597	(56)	—	541	(114)	(62)	335	159
Total income	**29,182**	**1,828**	**—**	**31,010**	**29,035**	**1,680**	**335**	**31,050**
Administrative expenses and amortizations	(12,364)	(501)	—	(12,865)	(12,483)	(430)	—	(12,913)
Net operating income	**16,818**	**1,327**	**—**	**18,145**	**16,552**	**1,250**	**335**	**18,137**
Net loan-loss provisions	(6,524)	(121)	467	(6,178)	(6,293)	(302)	352	(6,243)
Other gains (losses) and provisions	(1,190)	(243)	(231)	(1,664)	(1,535)	(164)	(687)	(2,386)
Profit before tax	**9,104**	**963**	**236**	**10,303**	**8,724**	**784**	**—**	**9,508**
Tax on profit	(2,367)	(237)	(210)	(2,814)	(2,707)	(209)	—	(2,916)
Profit from continuing operations	**6,737**	**726**	**26**	**7,489**	**6,017**	**575**	**—**	**6,592**
Net profit from discontinued operations	726	(726)	—	—	575	(575)	—	—
Consolidated profit	**7,463**	**—**	**26**	**7,489**	**6,592**	**—**	**—**	**6,592**
Non-controlling interests [2]	(630)	—	(26)	(656)	(533)	—	—	(533)
Profit attributable to the parent	**6,833**	**—**	**—**	**6,833**	**6,059**	**—**	**—**	**6,059**

(1) Includes exchange differences.
(2) Non-controlling interests in the statutory results column reflect all non-controlling interests, including those from Poland.

Explanation of H1'25 adjustments:

- In accordance with IFRS 5 requirements, in the statutory income statement in H1 2025, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
- Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement, it includes the following two events of the same value but opposite signs:
  - A capital gain in Q2 2025 of €231mn from the sale of Santander's remaining 30.5% stake in CACEIS.
  - A one-off charge of €467mn in Q2 2025 (€231mn net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil's credit provisioning models.

Explanation of H1'24 adjustments:

- In accordance with IFRS 5 requirements, in the statutory income statement in H1 2024, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
- Temporary levy on revenue in Spain in Q1 2024, totalling €335mn, which was reclassified from total income to other gains (losses) and provisions.
- Provisions which strengthen the balance sheet in Brazil of €352mn in Q2 2024 (€174mn net of tax and minority interests).

53

54 Appendix 2025 Investor Day targets summary Group P&L QoQ and excluding Argentina CET1 performance YTD Detail by global business and country Reconciliation of underlying results to statutory results Glossary and additional notes

55 Glossary - Acronyms • A2A: account-to- account • AM: Asset management • AuMs: Assets under Management • bn: Billion • bps: Basis points • c.: Circa • CET1: Common equity tier 1 • CHF: Swiss franc • CF: Corporate Finance • CIB: Corporate & Investment Banking • CoE: Cost of equity • Consumer: Digital Consumer Bank • CoR: Cost of risk • DCB Europe: Digital Consumer Bank Europe • DCM: Debt Capital Markets • DPS: Dividend per share • EPS: Earnings per share • FX: Foreign Exchange • FY: Full year • GFT: Gains on financial transactions • ID: Investor Day • IFRS 5: International Financial Reporting Standard 5, on non-current assets held for sale and discontinued operations • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • k: Thousands • LLPs: Loan-loss provisions • mn: Million • NII: Net interest income • NIM: Net interest margin • n.m.: Not meaningful • NPL: Non-performing loans • OEM: Original equipment manufacturer • Payments: PagoNxt and Cards • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SBB: share buybacks • SME: Small and Medium Enterprises • US BBO: US Banking Build-Out • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

56 Glossary - Definitions PROFITABILITY AND EFFICIENCY • RoTE (Return on tangible equity): Profit attributable to the parent (annualized)1/ Average stockholders' equity2 (excl. minority interests) - intangible assets • RoTE (post-AT1): Profit attributable to the parent minus AT1 costs (annualized)1 / Average stockholders' equity2 (excl. minority interests) - intangible assets • RoRWA (Return on risk-weighted assets): Consolidated profit (annualized) / Average risk-weighted assets • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months CAPITALIZATION • TNAV per share (Tangible net asset value per share): Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets Note: the averages for the RoTE, RoTE post-AT1 and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). (1) Excluding the adjustment to the valuation of goodwill. (2) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends. For the financial Sustainability indicators, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report.

57 Additional notes (1) As announced on 5 February 2025, the shareholder remuneration policy that the board intends to apply for the 2025 results consists of a total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), to be distributed in approximately equal parts between cash dividends and share buybacks. Additionally, on the same date, the board announced its objective to allocate EUR 10 billion to shareholder remuneration in the form of share buybacks charged against 2025 and 2026 results, as well as anticipated capital excess. This target includes i) the buybacks that form part of the aforementioned shareholder remuneration policy, and ii) additional buybacks following the publication of the full year results, to distribute end-of-year CET1 excess capital. On 5 May 2025, Santander announced its intention to distribute approximately 50% of the capital that will be released once the sale of its 49% stake in Santander Bank Polska S.A. is completed, through a share buyback of approximately EUR 3.2 billion in early 2026, as part of an additional buyback to distribute excess capital and, as a result, it could exceed the EUR 10 billion target. Upon announcing the agreement to acquire TSB Banking Group plc on 1 July 2025, the bank confirmed its goal to distribute at least EUR 10 billion in share buybacks charged against 2025 and 2026 results and excess capital. The execution of the shareholder remuneration policy and the aforementioned share buybacks are subject to the corresponding internal and regulatory decisions and approvals. (2) Subject to customary closing conditions, including regulatory approvals, such as that of the Polish Financial Supervision Authority (KNF). (3) Subject to regulatory approvals and Sabadell shareholder approval. (4) Including intangible amortization.

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 July 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer